Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On November 2, 2010, Southwest Airlines Co. published the following communications in LuvLines, its employee magazine.

GARY’S

TakeOff

A MESSAGE FROM OUR CEO

Why the AirTran Acquisition Makes Sense for Southwest Airlines

Standing still is not an option. In our brutally competitive business, if you stand still, you will get left behind. Southwest Airlines will not be left behind. To the contrary, we will lead the pack, just as we have done for nearly 40 years.

We have invested a significant amount of effort into evaluating this transaction over many months. As you all know, we continually explore a wide variety of options available to Southwest Airlines. This idea has occurred to us many times over many years. It was not right for us until now. Now, we are well prepared. We have the right Team. We are at the right place. We have the right resources and the right momentum. We have clarity on where we want to go. While the deal has been months in the making, the preparation for the deal has been years in the making. We are ready.

This deal accomplishes a lot for our Southwest Family. It will allow, what I want for you, our People, and what you all want for our airline: and that is for us to be bold and aggressive, but also financially sound and job secure. It will allow for our Customers, what they want, as well, which is more: more flights; more destinations; and, especially, more Low Fares with high quality Customer Service. For our Shareholders, it will allow for an enhanced profit outlook, boosting our odds of achieving our financial return targets. It also creates significant revenue synergies to go along with our significantly higher earnings multiples.

AirTran provides us a unique opportunity to strategically expand our network by 25 percent, profitably. The combination provides expanded growth opportunities of industry leading jobs for employees of both airlines. Acquiring AirTran provides for immediate growth, when we close, but is also creates future growth opportunities. This means more airplanes, more routes, more customers, and more profits.

There are many synergies between our two companies. Both companies have superb operations and Safety records. Both airlines have low-cost philosophies, and as a combined Company we believe there are significant growth opportunities that will allow us to strengthen and expand low-cost competition, bringing more low fares to more Customers. We are bringing together two similar, Employee-centric organizations that have won numerous awards for Customer Service. Both companies have good people who care about their Coworkers and who care about serving Customers. We will work closely with both AirTran’s Crew Members and our Southwest Family Members as we combine our operations, and will partner with our Unions to address seniority and other integration issues.

We also will continue to build upon our outstanding Customer experience, strong and unique Culture, and award-winning programs. Above all, we will remain focused on operational performance and Safety.

Just as standing still is not an option, failure is not an option. But as with anything, the degree of success with the eventual integration of our two Companies will be largely dependent on the energy, effort, and enthusiasm that we all collectively give. We’re all in this together, and I hope you all are as excited as I am about what the future holds for Southwest Airlines.

Gary

Please see page 5 for Important Information for Investors and Stockholders and Cautionary Statement Regarding Forward-Looking Statements.

Southwest & AirTran

“If approved by certain regulatory agencies and AirTran stockholders, the acquisition of AirTran allows us to grow, and provides a unique opportunity to boost profits and to bring more aircraft, more flights, more destinations, and more jobs.” – Gary

Please see page 5 for Important Information for Investors and Stockholders and Cautionary Statement Regarding Forward-Looking Statements.

On September 27, 2010, Southwest Airlines announced that we entered into a definitive agreement to acquire all of the outstanding common stock of AirTran Holdings, Inc. [AAI], the parent company of AirTran Airways (AirTran), for a combination of Southwest Airlines common stock and cash.

If approved by certain regulatory agencies and AirTran stockholders, the acquisition will allow Southwest Airlines to offer low fares and exceptional Customer Service in more markets and to more Customers. In addition, our broader national presence would benefit many markets due to the increased competition stimulated by Southwest’s low fares and well-known brand. Our goal is to blend the low-cost benefits and complementary networks of these two great airlines.

As we approach our 40th Anniversary of providing exceptional Customer Service at everyday low fares, the acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our strategies to boost profitability, create more jobs and career opportunities and achieve our financial targets. It positions our route network for further fleet growth and enables us to better respond to the volatile economic and competitive challenges of our industry. We will be able to offer Customers our exceptional service and low-fares as we extend our network and diversify into new markets, notably a significant opportunity in Atlanta, the busiest airport in the U.S. and the largest market we currently do not serve. AirTran also has slots at New York La Guardia and Ronald Reagan Washington National airports, where today we have limited and no presence, respectively.

This is a huge announcement, but we have positioned ourselves to be well-prepared for it. Because of your hard work over the last several years, we are in the unique industry position where we can think of our future, and not just our survival. We are healthy. We have successfully survived the industry’s most tumultuous decade and emerged stronger than ever, and our Culture, operations, Customer experience, and financial position are unmatched in the industry. If we were not healthy, we could not consider this. We are on a journey envisioning, designing, and building Southwest Airlines. We can be proud of our history and look forward to the dawn of a new decade.

Who is AirTran Airways?

What They Bring

1. They are a high-quality, low-cost operation

2. They are a solid, low-fare brand

3. They have a meaningful route network that allows us to strategically expand ours

4. They have a compatible, young, all-Boeing fleet with 53 future deliveries

5. They are a profitable business at an attractive price

They Win Awards

-FAA Aviation Maintenance Technician (AMT) Diamond Award of Excellence

(August 2010) – 14th consecutive year to win this award

-Airline Quality Rating 2010 – Top ranked low-cost carrier, second-ranked airline

(April 2010) – 3rd consecutive year to win this award. Posted the industry’s best lost bag ratio during the year.

-Air Transport World (ATW) Market Leadership Award (January 2010) ATW is a leading monthly magazine covering the global airline industry.

They Help Their Communities

Like Southwest, AirTran Airways contributes to worthy causes and fundraising events in the communities they serve through the donation of free airline tickets. They also get involved in several community efforts in three primary areas: children, sports, and leadership. Among the nonprofit charitable organizations they support are the Fairy Godmother Foundation, Families of Soldiers in Iraq, and Partnership Against Domestic Violence. They also are involved in Junior Achievement in both Florida and Georgia, March of Dimes, Make-a-Wish, Toys for Tots, the United Negro College Fund, and YMCA.

Their civic involvement involves membership in several chambers of commerce, convention and visitors bureaus, and the Atlanta Business League. They also maintain several professional and collegiate sports relationships, and several of their liveries are currently painted in support of those team sponsorships.

The acquisition of AirTran will give Southwest Airlines a major presence in Atlanta, the busiest U.S. airport and the largest U.S. market we do not currently serve. It also will accelerate our presence in additional domestic and international markets. The acquisition of AirTran allows for the addition of new destinations to Southwest’s route system. The combination also provides Southwest access to slot-controlled markets, namely New York La Guardia and Ronald Reagan Washington National airports. Furthermore, AirTran operates near-international flights in the Caribbean and Mexico, and serves smaller cities with less frequency that we do, which would provide us firsthand and meaningful insight into these new expansion opportunities.

What Employees are saying on SWALife

“I have spent more than half my life at SWA. Southwest hasn’t slapped us in the face, they are trying to help us create an even better company with stronger benefits and profits. I will back this decision and try to continue to be a great employee. We need to stand behind them, not whine because things aren’t the way we envisioned.”

LBB CSA Gina Hill

“LOVE IT, LOVE IT, LOVE IT, LOVE IT!!!! I’m curious as to the details (of course) but being that I live in Atlanta and people are ALWAYS stopping me in the airport…’SOUTHWEST!! Are you guys here??!!’ I would sadly have to say, ‘No, I just live here … but hopefully one day!’ I’m excited, but I will say again; I’ll be all ears to hear the details…especially concerning seniority :) YAY!!!!”

MCO Flight Attendant Anissa Charles

“For everyone who has some reservations about this, you’re not alone. But, I think we all need to remain positive and optimistic about this! This is GREAT news! True, we have a lot to learn still and even more hard work ahead of us. But, we can get through anything together, as we are family. I’m very excited about our future and where this will take our airline. So many doors have opened in an instant, and we now have a HUGE amount of job security. Today is an exciting day for all of us! … I am a PROUD Southwest Employee!”

SJC Provo Agent Tiffany Rogers

“All right my fellow WN employees, need we be reminded that in all our years, most of us have not yet had to give up a thing, not a single furlough, not a single layoff, not a single paycut. Meanwhile, thousands of our airline brethren have experienced so much doom and gloom. WN needs to go forward with this buy, or else we will be left out in the cold, and who knows, someone might try and buy us! Speaking for myself only, I am willing to sacrifice some to allow our Company to grow and prosper. More money for the bottom line, equals more money in our ProfitSharing. Think about it!”

MDW Flight Attendant Paul Lober

“SENIORITY ISSUES are a big concern for the SWA Pilots.”

MDW First Officer Todd Bourlier

“To tell you the truth I would be concerned … Being with Southwest for 6 yrs and than having someone from AirTran coming over and getting more Seniority than me or any of my fellow Employees.”

FLL Ramp Agent Brian McErlean

“I too gave up 9 yrs Provo and Ramp to go Inflight. That’s just it… I gave it up, I knew Inflight was a better place for me personally. Now, there are a lot of questions and concerns about what happens to us. Hello? We are keeping our jobs and our payscales! Yes it would be unfair for another airline employee to take the spot we have had for 1 or 5 or 10 yrs. I ask you to seriously think about who we work for. I am confident in our negotiating teams for both Union and Company. I have questions and concerns as well but ya know what? Unlike them … I don’t have to worry whether or not the Company that just bought my Company is going to keep me on or not. I’ve never gone through this before. Some of you have. I hope that one of our main concerns is keeping our same Warrior, Fun-loving, whatever-it-takes attitudes for all of our new family members to catch. Good attitudes and bad attitudes are exactly the same in one respect … they’re contagious! Which one will you catch???”

MDW Flight Attendant Nelson Smith

“Regardless of what happens, it’s very important that we welcome AirTran’s people into our work groups with open arms. Historically, airline mergers have been mired in intra-work group issues and ‘tribalism’ that really do a number on morale and productivity. I read an article a couple of days ago which quoted Dave Barger (CEO of JetBlue) asking if he felt pressure to join forces with another carrier in order to compete with Southwest. The following is a copied and pasted quote from the article, ‘Barger noted in his memo that carriers that grow through merger may be bigger, but they’re also distracted by their own integration issues, and they usually take their eye off the customer. This gives us another opportunity to win by playing our game even better.’ The competition is counting on being able to capitalize on integration issues!”

MDW Ramp Agent Ryan Gass

Q&A with Southwest Leaders

Sr. Vice President Culture & Communications Ginger Hardage, Executive Vice President Strategy and Planning Bob Jordan, Sr. Vice President Admin Chief People Officer Jeff Lamb, and Sr. Labor Counsel Joe Harris answer Employee questions from SWALife.

Q: How will we retain our Culture?

Ginger: Well, our Culture is what sets us apart—It’s in our DNA. Already, there are great examples of the welcoming Southwest Culture that are emerging. In fact, a group of our Flight Attendants, completely on their own, started a Facebook group to welcome the AirTran Crew Members. And, you know, Crew Members are what all AirTran Employees are called. Then, there’s a story of an AirTran Pilot who was on final approach into BWI when the controller at the Potomac approach told her to follow her soon to be company. Before she could answer on the radio, the Southwest Pilot she was told to follow responded, “Welcome to the Family.” It’s just stories like these that show the true colors of our Employees. It’s up to each of us to keep our Culture going strong, to really OWN IT, and to welcome the AirTran Employees to our Southwest Family.

Q: Will AirTran Crew Members (Employees) need to interview for a job at Southwest Airlines?

Jeff: As long as the AirTran Employee would be joining Southwest in their same role, no interview is necessary. However, we will need to work through the potential situations where the same roles are not available, with interviews for the many open positions we anticipate. As we’ve said, after closing, Southwest plans to integrate AirTran into the Southwest brand by welcoming AirTran Crew Members into the Southwest Family. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

As I have said before, AirTran Crew Members joining Southwest in their same role (i.e. Customer Service Agent to Customer Service Agent, Reservation Agent to Customer Support & Services Rep, etc.) will not have to re-interview for a position. Some of the opportunities for AirTran Crew Members may require a change in their current location or position. If an AirTran Crew Member wishes to apply for a different job at Southwest (i.e. Customer Service Agent to Flight Attendant, Flight Attendant to Customer Support & Services Rep, etc.) then they will have to interview, as would any Employee at Southwest who wishes to change positions. As always, we will follow our contract provisions applicable for the covered contract positions in effect and provide the appropriate training required.

We are making it a priority to welcome the AirTran Crew Members into the Southwest Family. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. Both companies have passionate and resilient people who care about their Coworkers and who care about serving Customers.

Q: Will we maintain our all-Boeing 737 fleet or will we add AirTran’s Boeing 717 to our fleet?

Bob: We are actually very excited because AirTran has an all-Boeing fleet just like we do, and we will be adding the 86 B-717’s that they have. They use those to serve a lot of smaller markets, and if you think about next spring, we’ll be adding dots like Greenville-Spartanburg and Charleston that are smaller cities for us. We’re very excited about the possibilities the B-717 would bring Southwest.

Q: Will relative seniority standing be affected when AirTran Crew Members (employees) become Employees of Southwest Airlines?

Joe: When air carriers merge operations, federal law requires that the respective seniority lists in crafts or classes subject to the Railway Labor Act be integrated in a “fair and equitable manner”. If agreement on seniority integration is not reached, the law provides for binding arbitration. Typically, the Unions representing affected Employees assume the primary responsibility for the integration process, although the Company will participate as necessary or requested. If an existing collective bargaining agreement addresses seniority integration, the contractual provisions may be followed, so long as those provisions allow for the protection afforded by federal law. If two work groups are represented by the same Union, that Union’s internal policies for seniority integration may be followed. It is going to take time for the legal guidelines described to determine exactly what this means to you. In the meantime, it is clear that if an AirTran Crew Member (Employee) resigns from AirTran and is subsequently employed by Southwest Airlines, he or she will be coming to Southwest as any other New Hire.

What’s Next?

The transaction is subject to certain review and approvals. Until closing, the two Companies will continue to operate as independent airlines. Again, for now, there will be no changes in how either Company does business in the near term as a result of the transaction. You should continue to offer excellent Customer Service and take care of each other as you would any other day. For more information on the agreement, visit lowfaresfarther.com and SWALife for frequent updates.

Important Information for Investors and Stockholders

Communications in the October 2010 LuvLines do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Communications in the October 2010 LuvLines contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its ability to respond to economic challenges; (v) its future operations, including network and fleet plans and employee matters; and (vi) its financial outlook. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.